SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 1-3385
H. J. HEINZ COMPANY
EMPLOYEES RETIREMENT
AND SAVINGS PLAN
(Title of Plan)
H. J. HEINZ COMPANY
(Name of Issuer of securities held pursuant to the Plan)
1 PPG Place, Suite 3100 Pittsburgh, PA 15222
(Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS
The following Plan financial statements, schedule and reports are attached hereto:

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	6

Notes to Financial Statements	7

Supplementary Schedule

Form 5500, Schedule H, Line 4i -- Schedule of Assets (Held At End of Year) as of December 31, 2012	15

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.

H. J. HEINZ COMPANY EMPLOYEES RETIREMENT AND SAVINGS PLAN (Name of Plan) EMPLOYEE BENEFITS ADMINISTRATION BOARD
By:	/s/ Randolph W. Keuch
Randolph W. Keuch
Vice President, Total Rewards
June 25, 2013

Report of Independent Registered Public Accounting Firm
To the Participants of the H. J. Heinz Company Employees Retirement and Savings Plan
and the Employee Benefits Administration Board

We have audited the accompanying statements of net assets available for benefits of the H. J. Heinz Company Employees Retirement and Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 25, 2013

H. J. HEINZ COMPANY
EMPLOYEES RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Assets:
Investment in Master Trust, at fair value	$565,228,906	$537,614,255
Cash equivalents	601,937	1,132,190
Notes receivable from participants	4,115,310	3,601,633
Dividends receivable	—	998,636
Interest receivable on cash equivalents	31	42
Contributions receivable:
Employer	9,310,884	—
Participant	429,281	—
Total contributions receivable	9,740,165	—
Total Assets	579,686,349	543,346,756
Liabilities:
Accrued administrative expenses	76,101	130,850
Accrued plan transfers	—	957,500
Total Liabilities	76,101	1,088,350
Net assets available for benefits at fair value	579,610,248	542,258,406
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,124,702)	(1,022,201)
Net assets available for benefits	$578,485,546	$541,236,205
The accompanying notes are an integral part of the financial statements.

H. J. HEINZ COMPANY
EMPLOYEES RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2012

Additions:
Net change in investment in Master Trust	$62,186,334
Employer contributions	18,513,095
Participant contributions	17,117,624
Total additions	97,817,053
Deductions:
Withdrawals and distributions	48,856,478
Administrative expenses	553,078
Transfer to successor plans	11,158,156
Total deductions	60,567,712
Net increase in net assets available for benefits for the year	37,249,341
Net assets available for benefits at the beginning of the year	541,236,205
Net assets available for benefits at the end of the year	$578,485,546
The accompanying notes are an integral part of the financial statements.

H. J. HEINZ COMPANY
EMPLOYEES RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements

(1)	PLAN DESCRIPTION:
The following description of the H. J. Heinz Company (“Company”) Employees Retirement and Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering salaried employees actively employed by the Company or any of its affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board (“Committee”). The Committee consists of members appointed by the Board of Directors of the Company (“Board”) upon the recommendation of the Investment and Retirement Plan Oversight Committee of the Company. The members of the Committee are not compensated for serving on the Committee.
The Bank of New York Mellon is trustee (“Trustee”) of the Plan.
Eligibility
Regular full-time employees are eligible to participate in the Plan beginning with their employment commencement date. Part-time or temporary employees are eligible to participate on the first day of the month following a probationary period in which 1,000 or more hours of service are performed.
Investment Risks
The Plan provides for various investment options as described in Note 6. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Contributions
Participant contributions to the Plan may be either tax-deferred or after-tax. Effective December 31, 2011, the Company added a new Roth 401(k) feature for after-tax contributions. The regular after-tax feature of the Plan will no longer be available for future contributions although the existing after-tax funds in the plan will be tracked in a separate after-tax account. The total of a participant's tax-deferred and after-tax contributions may not exceed 20% of their compensation. Each participant may make contributions into one or more of the investment funds as described in Note 6, in whole percentages, of not less than 1% of their compensation. In addition, a participant may transfer amounts received from other retirement plans to the Plan. Amounts that are transferred from other retirement plans are held in a separate rollover account. Rollovers were $1,075,149 for the year ended December 31, 2012 and are included in participant contributions on the statement of changes in net assets available for benefits.
Tax-deferred contributions made by certain highly compensated participants may be limited under the Internal Revenue Code of 1986, as amended, (the “Code”) rules. Tax-deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $17,000 ($22,500 if over age 50) in 2012. The Committee gives participants affected by these limitations timely notification.
The Company matching contribution is $0.55 for each dollar of employee contribution up to 5% of the employee's eligible earnings (“Matching Contribution”). The Company's Matching Contribution may be made in cash or shares of the Company's common stock, at the Company's discretion. During 2012, the Company contributed cash, which the Trustee used to purchase Company stock. The Matching Contributions can be immediately reallocated into one of the other investment options by participants.

Additionally, the Company makes monthly, age-related contributions to the Company Contribution Account (“CCA”) of eligible employees. Employees direct the investment of such contributions into one or more of the investment funds as described in Note 6. For employees whose Plan membership date is on or after May 1, 2004 and credited with at least one year of service, these contributions range from 3% of eligible earnings for participants less than age 30 to 9% for those over age 60. For employees whose Plan membership date is prior to May 1, 2004, the age-related contributions range from 1.5% for participants less than age 30 to 13% for participants over age 60. On March 27, 2012, the Office of the Chairman authorized an amendment to the Plan to modify the timing of the funding for the age-related CCA contributions. Effective May 1, 2012, CCA contributions are funded annually rather than semi-monthly after each payroll period. In addition, participants must be employed as of the last day of the plan year, except for separations due to death, disability, retirement or termination without cause to receive the amount of the accrued contribution. The payment is made as soon as administratively practicable after the end of the plan year. For the year ended December 31, 2012, the CCA contributions totaled approximately $13.9 million. The amount of CCA contributions that had been accrued during the period from May 1, 2012 through December 31, 2012, but was not funded until January 2013 was approximately $9.2 million. This amount is included in the employer contributions receivable on the statement of net assets available for benefits at December 31, 2012 and is the result of the change to annual funding of CCA which became effective May 1, 2012.
Investment Options
Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the investment options selected by the Committee. During the plan year, the investment options included eight Vanguard mutual funds, two Fidelity mutual funds, one Fidelity stable value common collective trust and four other mutual funds in addition to the H. J. Heinz Company Stock unitized investment (Company Stock Investment).
Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's matching and age-related contributions, and Plan earnings and charged with benefit payments, allocation of Plan losses and administrative expenses. The Company's matching and age-related contributions are based on participants' eligible earnings while each participant's investment earnings are determined by the results of the underlying investments selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
The value of a participant's employee savings account, which includes tax-deferred, after-tax (including Roth 401(k)), and rollover contributions, is fully vested at all times.
In general, participants' CCA and matching accounts vest after three years of service. However, regardless of a participant's years of service, the CCA and matching accounts vest upon attainment of age 65 or retirement, disability or death, termination for any reason after the beginning of the year in which a participant turns 55, or discharge without cause.
Withdrawals and Distributions
A participant or the beneficiary of a deceased participant may elect to withdraw up to 100% of the participant's after-tax (including Roth 401(k)) or rollover account.
A participant's vested Company matching balance is available for withdrawal if the participant has at least 3 years of continuous membership in the Plan, but the Company match is suspended for six months unless the withdrawal satisfies the hardship rules or the participant is at least 59 1/2 years old.
A participant may not withdraw any amount from their tax-deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.
A participant may not withdraw any amount from their CCA or matching contributions during active employment unless they are required to take a minimum distribution because they become 70 1/2.

If a participant qualifies for a hardship withdrawal, they can withdraw from their tax-deferred account (including catch-up contribution). The funds available under the non-hardship distributions must be withdrawn first before the tax-deferred funds can be withdrawn. Under present Internal Revenue Service (“IRS”) rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing or death of a family member. After receiving a hardship withdrawal, a participant is suspended from contributing to the Plan for six months.
A participant, upon termination of service, may either receive a lump-sum payment of their account balance or transfer their account balance to the trustee or custodian of another eligible retirement plan. If retirement-eligible upon termination, a participant may transfer their account balance to the Employees' Retirement System to purchase an annuity. During the plan year ended December 31, 2012, $7.4 million was transferred to the Employees' Retirement System , $957,500 of which was included as accrued plan transfers on the December 31, 2011 statement of net assets. In addition, $4.7 million was transferred to Dianne's Fine Desserts 401(k) Retirement Plan (see Note 8).
Notes Receivable from Participants
Participants may request a loan from their accounts. The minimum loan is $1,000 and the maximum is the lesser of $50,000 or 50% of the vested value of their account. Participants are charged a $50 loan processing fee. The interest rate is set based on the prime rate in effect on the last day of the month before the loan is issued plus 1%. The Plan also administers participant loans of plans that were merged into the Plan. The interest rates for all outstanding loans for the years ended December 31, 2012 and 2011 ranged from 4.25% to 9.25%. Interest received from participant loans for the plan year ended December 31, 2012 was $154,291 and is included in the net change in investment in Master Trust on the statement of changes in net assets available for benefits.
Outstanding loans, which are secured by the participants' interest in the Plan, are repaid through payroll deductions, subject to rules permitting prepayment. Repayments of the loan principal are allocated first to the participant's after-tax (including Roth 401(k)) account, and then to the participant's tax-deferred account. Payments of loan interest are allocated to the participant's after-tax (including Roth 401(k)) account and tax-deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment elections in effect at the time such interest or principal repayment is received by the Trustee.
In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59 1/2.
Plan Termination
The term of the Plan is indefinite, subject to termination at any time by the Board. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will become fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.
Administrative Expenses
The Trustee pays expenses of the Plan including record keeping fees, administrative charges, professional fees, and trustee fees, from the assets of the Master Trust unless paid by the Company. Expenses are paid from Plan assets up to 6.5 basis points of the net asset value during the plan year. The Company pays any Plan expenses in excess of the basis points accrual. For the year ended December 31, 2012, Plan expenses were $553,078. Expenses are allocated to each investment fund based on the fund's proportion of the total asset value of the Plan.
The Company, as permitted by ERISA, may obtain reimbursement from Company-sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. For the year ended December 31, 2012, these charges were $61,834 and are included in administrative expenses on the statement of changes in net assets available for benefits.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Cash Equivalents
Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.
Other
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change, as it relates to those investments held in the Master Trust, is included as a component of the net change in investment in Master Trust on the statement of changes in net assets available for benefits. Also included in the net change in investment in Master Trust are dividends and interest earned for the year and the net of new participant loans issued and loan repayments, including interest.
Investment Valuation and Income Recognition
The Plan holds an interest in the assets of the H. J. Heinz Defined Contribution Master Trust. The Plan's investments are stated at fair value and consist of various mutual funds, a stable value common collective trust fund (Fidelity Managed Income Portfolio (MIP)) and H. J. Heinz Company stock. Valuation methodologies for each type of investment are discussed within Note 7 - Fair Value Measurements. As discussed in the following paragraph, the Plan's investment in the MIP is presented at fair value with an adjustment to contract value.
An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fully benefit-responsive investment contracts are included at fair value in the investment of the Plan and are adjusted to contract value in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis. The MIP is a fully benefit-responsive investment contract.
Purchases and sales of investments are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

(3)	RELATED PARTY TRANSACTIONS:
The Plan holds investments in publicly traded common stock of the H. J. Heinz Company, the Plan Sponsor. The Plan purchased 222,273 shares of Company stock at a cost of $12,198,453 and sold 255,344 shares of Company stock for $13,996,807 during plan year 2012. The Plan received $4,155,798 in dividends during 2012.
Additionally, the Plan holds EB Temporary Investment Fund (TIF) that is sponsored by the Trustee. TIF is included in investments in Master Trust and cash equivalents in the statement of net assets available for benefits. The Plan's cash accounts, which are maintained for liquidity, held $2,636,925 and $3,594,157 of TIF as of December 31, 2012 and 2011, respectively. Therefore, these transactions qualify as party-in-interest transactions.

(4)	FEDERAL INCOME TAXES:
The IRS has made a determination that the Plan is a qualified plan under Section 401(a) of the Code. Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.
The Plan obtained its latest determination letter dated May 19, 2011, in which the IRS indicated that the Plan, as amended and restated effective January 1, 2007, is designed in accordance with applicable sections of the Code. The Plan was amended and restated effective January 1, 2013 and a determination letter request was filed. The Plan's administrator and the Plan's Tax and ERISA counsel believe that the Plan continues to be a “qualified” plan under Section 401(a) of the Code, that the Plan contains an employee stock ownership plan that meets the requirements of Section 4975(e)(7) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
Under present federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

(5)	FORFEITURES:
Company contributions, which have been credited to participants' accounts and which have not vested, are forfeited upon voluntary termination of employment or discharge for cause. These forfeitures are used to reduce Company contributions. As of December 31, 2012 and 2011, forfeited non-vested accounts totaling $188,226 and $402,890, respectively, were included in the Plan. For the year ended December 31, 2012, the use of forfeited non-vested accounts reduced Company contributions by $516,277.

(6)	MASTER TRUST:
The Company has a Master Trust arrangement with the Trustee. The Trustee maintains separate accounts to record the pro-rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro-rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the investment funds or to the Master Trust as a whole. The following tables present the Master Trust information for the Plan.

December 31, 2012	Fair Value of Investment in Master Trust	Dividends and Interest Income	Net Change in the Fair Value	Retirement & Savings Plan % Interest in the Master Trust
COMPANY STOCK INVESTMENT FUND
Retirement and Savings Plan Company Stock	$119,965,837	$5,155,977	$6,847,879	100.00%
SAVER Plan Company Stock	22,851,602	975,635	1,393,977	—
MUTUAL FUNDS
Retirement Govt. Money Market	50,256,289	5,156	5,156	83.07%
Intermediate Bond Fund	31,790,535	760,696	1,488,308	93.16%
Fixed Income Long-Term Securities Fund	37,598,522	1,650,282	3,748,892	92.59%
Wellington Fund	93,359,546	2,695,753	10,728,301	76.61%
Windsor II Fund	41,708,977	1,014,349	6,453,304	93.85%
Institutional Index Fund	48,386,197	1,072,777	7,051,110	91.98%
Explorer Fund	18,989,010	97,515	2,743,969	93.62%
International Growth Fund	22,865,438	432,811	4,138,776	94.76%
Lord Abbett Small Cap Value Fund	16,227,881	497,379	1,751,765	92.90%
Small Cap Index Fund	8,129,011	149,861	1,287,915	94.16%
Harbor International Fund	16,964,200	336,144	2,959,651	92.96%
Institutional Developed Markets Index Fund	6,421,874	223,811	1,039,331	93.70%
Oppenheimer Developing Markets	28,358,261	111,213	5,219,656	89.20%
Growth Fund of America	37,509,661	414,553	6,873,429	94.27%
COMMON COLLECTIVE TRUST
Managed Income Portfolio	41,868,382	522,616	522,616	93.87%
Adjustment from fair value to contract value	(1,198,161)	—	—	93.87%
Total Master Trust	$642,053,062	$16,116,528	$64,254,035	87.86%

December 31, 2011	Fair Value of Investment in Master Trust	Dividends and Interest Income	Net Change in the Fair Value	Retirement & Savings Plan % Interest in the Master Trust
COMPANY STOCK INVESTMENT FUND
Retirement and Savings Plan Company Stock	$115,148,757	$3,843,686	$8,033,939	100.00%
SAVER Plan Company Stock	21,471,966	714,253	1,746,506	—
MUTUAL FUNDS
Retirement Govt. Money Market	54,653,723	5,493	5,493	81.29%
Intermediate Bond Fund	29,724,269	793,467	1,624,119	93.69%
Fixed Income Long-Term Securities Fund	29,344,848	1,370,200	4,055,310	92.73%
Wellington Fund	85,159,315	2,537,360	3,057,050	77.47%
Windsor II Fund	40,138,994	947,091	1,059,164	94.10%
Institutional Index Fund	44,682,261	921,590	905,856	92.24%
Explorer Fund	19,014,638	61,774	(406,241)	94.06%
International Growth Fund	22,151,201	480,147	(3,626,416)	94.55%
Lord Abbett Small Cap Value Fund	17,257,072	—	(913,789)	93.28%
Small Cap Index Fund	7,158,330	97,522	(258,789)	93.40%
Harbor International Fund	15,102,557	371,346	(1,993,996)	92.82%
Institutional Developed Markets Index Fund	5,339,243	193,070	(765,485)	93.24%
Oppenheimer Developing Markets	27,011,219	512,631	(6,366,673)	89.31%
Growth Fund of America	33,787,352	363,148	(1,696,434)	94.23%
COMMON COLLECTIVE TRUST
Managed Income Portfolio	44,204,093	540,102	540,102	93.76%
Adjustment from fair value to contract value	(1,090,244)	—	—	93.76%
Total Master Trust	$610,259,594	$13,752,880	$4,999,716	87.93%

(7)	FAIR VALUE MEASUREMENTS:
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The fair value hierarchy consists of three levels to classify the inputs used in valuations, as defined below:
Level 1     Quoted prices in active markets for identical assets or liabilities;
Level 2     Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
Level 3     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodology used for assets at fair value. There have been no changes in the methodologies used between December 31, 2012 and 2011.

Mutual Funds -- valued at the net asset value of shares held by the Plan at year-end. The net asset value is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.
Common Stock -- valued at the closing price reported on the active market on which the individual securities are traded, and classified within Level 1 of the valuation hierarchy.
Common Collective Trusts -- valued using the net asset value provided by the administrator of the Fund. The net asset value is based on the value of the underlying assets owned by the Fund less its liabilities, and this difference is then divided by the number of units outstanding. The investment is classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are primarily based on observable inputs.
The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012 and 2011 categorized using the classification system defined above.

	Assets at Fair Value as of December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Short- and Medium-Term Bonds	$119,645,346	$—	$—	$119,645,346
Balanced	93,359,546	—	—	93,359,546
Employer Stock	140,522,044	—	—	140,522,044
Large-Company Stock-Core	48,386,197	—	—	48,386,197
Large-Company Stock-Value	41,708,977	—	—	41,708,977
Large-Company Stock-Growth	37,509,661	—	—	37,509,661
Small-Company Stock-Core	8,129,011	—	—	8,129,011
Small-Company Stock-Value	16,227,881	—	—	16,227,881
Small-Company Stock-Growth	18,989,010	—	—	18,989,010
Foreign Stock-Value	16,964,200	—	—	16,964,200
Foreign Stock-Growth	22,865,438	—	—	22,865,438
Foreign Stock	34,780,135	—	—	34,780,135
Common Collective Trust	—	44,163,777	—	44,163,777
Total Master Trust Assets at fair value	$599,087,446	$44,163,777	$—	$643,251,223

	Assets at Fair Value as of December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Short- and Medium-Term Bonds	$113,722,840	$—	$—	$113,722,840
Balanced	85,159,315	—	—	85,159,315
Employer Stock	133,939,108	—	—	133,939,108
Large-Company Stock-Core	44,682,261	—	—	44,682,261
Large-Company Stock-Value	40,138,994	—	—	40,138,994
Large-Company Stock-Growth	33,787,352	—	—	33,787,352
Small-Company Stock-Core	7,158,330	—	—	7,158,330
Small-Company Stock-Value	17,257,072	—	—	17,257,072
Small-Company Stock-Growth	19,014,638	—	—	19,014,638
Foreign Stock-Value	15,102,557	—	—	15,102,557
Foreign Stock-Growth	22,151,201	—	—	22,151,201
Foreign Stock	32,350,462	—	—	32,350,462
Common Collective Trusts		46,885,708	—	46,885,708
Total Master Trust Assets at fair value	$564,464,130	$46,885,708	$—	$611,349,838

(8)	TRANSFER TO SUCCESSOR PLAN:

During 2012, as part of the sale of the assets of the Alden Merrell Fine Desserts and Dianne's Gourmet Desserts Divisions to Dianne's Fine Desserts, Inc., the Board approved the transfer of the affected participants' account balances to the Dianne's Fine Desserts 401(k) Retirement Plan. Under the terms of the agreement, approximately $4.6 million representing the proceeds from the liquidation of the affected Plan participants' balances was transferred to Dianne's Fine Desserts 401(k) Retirement Plan. In addition, the Plan participant loans receivable was reduced by $133,364, the amount of the loan balance of the former Heinz employees.

(9)	SUBSEQUENT EVENTS:

On February 13, 2013, the Company entered into a definitive agreement (the "Acquisition Agreement") with Hawk Acquisition Holding Corporation and Hawk Acquisition Sub, Inc., companies controlled by an investment group comprised of Berkshire Hathaway and 3G Capital. The terms of the Acquisition Agreement were unanimously approved by the Company's Board of Directors on February 13, 2013 and by the majority of votes cast at a special shareholder meeting on April 30, 2013.  In addition, all required regulatory approvals have been obtained in the U.S. and all applicable non-U.S. jurisdictions.  The acquisition was consummated on June 7, 2013, and as a result, Hawk Acquisition Sub, Inc. merged with and into the Company.  The Company is the surviving corporation and a wholly-owned subsidiary of Hawk Acquisition Holding Corporation.

Upon the completion of the acquisition, the Heinz Stock held in this Plan was converted to cash at $72.50 per share and was reallocated to other investment alternatives provided under the Plan in accordance with each participant's current investment elections.  If there was no investment direction on file or if the contributions were directed 100% to the Heinz Stock Fund, the cash was redirected to the Plan's default fund (Vanguard Wellington).  Future participant contributions or loan repayments directed to the Heinz Stock Fund after June 7, 2013 will be redirected to the Plan's default fund (Vanguard Wellington).  Future company matching contributions after June 7, 2013 will no longer be invested in the Heinz Stock Fund and will also be invested in accordance with each participant's current investment election.

H. J. HEINZ COMPANY
EMPLOYEES RETIREMENT AND SAVINGS PLAN
EIN: 25 - 0542520 PLAN 009
SCHEDULE H, Line 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR) as of
December 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Bank of New York Mellon	EB Temporary Investment Fund	$601,937	$601,937
*	Participant Loans	Participant Loans	—	4,115,310
		Interest Rates, 4.25% - 9.25%
		Maturity through 2027

*	Denotes a party-in-interest, for which a statutory exemption exists.

EXHIBIT INDEX
Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.
23 Consent of Independent Registered Public Accounting Firm